================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                   SCHEDULE TO
                                  (RULE 13E-4)

                                (FINAL AMENDMENT)

                  TENDER OFFER STATEMENT UNDER SECTION 13(E)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                      (NAMES OF FILING PERSONS (OFFERORS))

                               ------------------

                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ------------------

                                    G9618E107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ------------------

                               Michael S. Paquette
                      White Mountains Insurance Group, Ltd.
                              80 South Main Street
                        Hanover, New Hampshire 03755-2053
                            Telephone: (603) 643-1567
           (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                             Philip A. Gelston, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ]  third-party tender offer subject to Rule 14d-1.
    [X]  issuer tender offer subject to Rule 13e-4.
    [ ]  going-private transaction subject to Rule 13e-3.
    [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

================================================================================

     This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO dated August 21, 2000, as amended on September 11, 2000 and September 18, 2000, which relates to the tender offer (the "Offer") by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the "Company"), to purchase 1,500,000 of its own issued and outstanding Common Shares, par value $1.00 per share (the "Common Shares" or the "Shares"), at a purchase price of $165.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"). A copy of the Offer to Purchase and a copy of the Letter of Transmittal are included in the Company's Tender Offer Statement on Schedule TO dated August 21, 2000 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEM 11.  ADDITIONAL INFORMATION.

(b) On September 25, 2000, the Company announced its termination of the Offer and that it has entered into a definitive agreement as of September 24, 2000 to acquire the U.S. property and casualty operations of London-based CGNU Group. The Company had retained the right to terminate the Offer if, after August 18, 2000, any actual or potential change or development occurred with respect to its business that, in its reasonable judgement, was material to the Company or affected the anticipated benefits of acquiring the Shares pursuant to the Offer. The Company's press release with respect to the termination of the Offer is attached as Exhibit
     (a)(1)(N) and is incorporated by reference herein.


ITEM 12.  EXHIBITS.

(a)(1)(N) Text of press release issued by White Mountains Insurance Group, Ltd., dated September 25, 2000.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             WHITE MOUNTAINS INSURANCE GROUP, LTD.

                             By:  /s/ Michael S . Paquette
                                  ---------------------------------------------
                                  Name: Michael S. Paquette
                                  Title:   Senior Vice President and Controller



Dated: September 25, 2000

                                  EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION

(a)(1)(N) Text of press release issued by White Mountains Insurance Group, Ltd., dated September 25, 2000.